Exhibit 99.1
Annual Information Form of the Company for the fiscal year ended December 31, 2007

NEUROCHEM INC.
ANNUAL INFORMATION FORM
Fiscal year ended December 31, 2007
March 14, 2008

TABLE OF CONTENTS

CORPORATE STRUCTURE	2

Name, Address and Incorporation	2

Intercorporate Relationships	2

OUR BUSINESS	3

Research and Development Programs	7

Recent Developments	7

Sales and Marketing	8

Other Product Candidates	8

Government Funding Agreements	9

Intellectual Property	9

Human Resources	10

Facilities	10

Risk Factors	10

DIVIDENDS	23

DESCRIPTION OF CAPITAL STRUCTURE	24

MARKET FOR SECURITIES	26

DIRECTORS AND OFFICERS	26

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	30

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	30

AUDIT COMMITTEE FINANCIAL EXPERT	32

AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES	32

TRANSFER AGENT AND REGISTRAR	34

INTEREST OF EXPERTS	34

ADDITIONAL INFORMATION	34

As used in this annual information form, unless the context otherwise requires, the terms “we”, “us”, “our”, “Neurochem” or the “Corporation”, mean or refer to Neurochem Inc. and, unless the context otherwise requires, its subsidiaries and its Affiliates (as such term is defined in this annual information form). Except as otherwise stated, all dollar amounts and references to CDN$ are to Canadian dollars and US$ refers to United States dollars.
Certain statements contained in this annual information form, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. When used in this annual information form the words “believe”, “anticipate”, “intend”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and nutraceutical industries, changes in the regulatory environment in the jurisdictions in which we do business, stock market volatility, fluctuations in costs, and changes to the competitive environment, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in our public filings. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this annual information form. These statements speak only as of the date made and we disavow any intention to update or revise such statements as a result of any event, circumstances or otherwise, except as required under applicable securities law.
Unless otherwise noted, in this annual information form, all information is presented as at December 31, 2007.
CORPORATE STRUCTURE
Name, Address and Incorporation
Neurochem was incorporated on June 17, 1993 under the Canada Business Corporations Act (the “CBCA”) in association with PARTEQ Research and Development Innovations (“PARTEQ”), the technology transfer office of Queen’s University, Kingston, Ontario. On June 20, 2000, the Corporation amended its share capital (i) to change all of the then issued and outstanding Class “A” Shares into Common Shares and cancel the Class “A” Shares as an authorized class and (ii) to create a class of Preferred Shares, issuable in series.
Our head office is located at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada.
Intercorporate Relationships
Neurochem Inc. has an indirect wholly-owned subsidiary, Neurochem (International) Limited, a Swiss corporation. Neurochem (International) Limited is wholly-owned by Neurochem Holdings Limited, a Swiss corporation which is, in turn, wholly-owned by Neurochem Luxco II S.A.R.L., a Luxembourg corporation. Neurochem Luxco II S.A.R.L. is wholly-owned by Neurochem Luxco I S.C.S., a Luxembourg limited partnership whose sole limited partner is Neurochem Inc. and whose sole general partner is Neurochem Luxco I S.A.R.L., a Luxembourg corporation wholly-owned by Neurochem Inc. Neurochem Inc. is also the sole shareholder of Neurochem U.S. LLC, a Delaware limited liability company. On February 28, 2008, we incorporated a wholly-owned subsidiary of Neurochem Inc., being OVOS Natural Health Inc., under the CBCA. All of such entities, other than Neurochem Inc., are sometimes collectively referred to in this annual information form as our “Affiliates”.

OUR BUSINESS
We are a global health company focused on the research, development and commercialization of products to provide innovative health solutions to address critical unmet medical needs. We are engaged in pharmaceutical and nutraceutical activities. The first of these activities targets disorders for which there are currently no known cures and limited therapies. It includes the development of investigational product candidates for the treatment of Amyloid A (AA) Amyloidosis, Type II Diabetes and certain features of metabolic syndrome and Alzheimer’s disease (AD). In respect of nutraceuticals, the Corporation is taking steps to research, develop and commercialize branded nutraceuticals that target condition-specific needs of consumers, with a focus primarily on memory and cognition.
We currently have one product candidate for which we have completed and submitted a new drug application (“NDA”) to the United States Food and Drug Administration (the “FDA”) and a marketing authorization application (“MAA”) to the European Medicines Agency (the “EMEA”) and SwissMedic (see “Recent Developments”); one program, as of the date hereof, in Phase II clinical development; one program which is in pre-clinical development; and the Company is working towards the commercialization of homotaurine as a nutraceutical to support healthy cognitive and memory function.
Eprodisate (KIACTA™) completed a Phase II/III clinical trial in December 2004. Eprodisate (KIACTA™) is targeted to treat Amyloid A amyloidosis (“AA amyloidosis”), usually a fatal disease, which is often associated with kidney dysfunction. In December 2004, through our wholly-owned subsidiary, Neurochem (International) Limited, we entered into a collaboration and distribution agreement with Centocor, Inc. (“Centocor”), a subsidiary of Johnson & Johnson, for the exclusive distribution rights for eprodisate (KIACTA™) for the prevention and treatment of AA amyloidosis, with the exception of Canada, Switzerland, Japan, China, Taiwan and South Korea, for which the distribution rights remain with Neurochem. The Corporation is seeking marketing approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis. That submission completed the “rolling” NDA that was initiated in August 2005 under the Continuous Marketing Application (CMA) Pilot 1 program. The FDA agreed in June 2005 to file and review the NDA. In August 2006, we received an approvable letter from the FDA with respect to the eprodisate (KIACTA™) NDA. In September 2006, we were advised by the EMEA that our MAA for eprodisate (KIACTA™) is valid and that the regulatory review had started, and in October 2006, we announced that we had submitted a complete response to the FDA approvable letter for eprodisate (KIACTA™). Having been subsequently awarded a Class II review by the FDA, a decision on eprodisate (KIACTA™) was expected on or about April 16, 2007. Instead, Neurochem received notification in April 2007 from the FDA that the action date for FDA’s review of the NDA for eprodisate (KIACTA™) for the treatment of AA amyloidosis had been extended to July 16, 2007. In July 2007, the Company received a second approvable letter from the FDA for eprodisate (KIACTA™) for the treatment of AA amyloidosis indicating that an additional efficacy trial will be necessary before the FDA could approve the investigational product candidate. Having been subsequently awarded a Class II review by the FDA in relation to our response under the second approvable letter, a decision on eprodisate (KIACTA™) is now expected on or about April 2, 2008. On December 14, 2007, Neurochem announced that the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMEA), had issued a negative opinion recommending refusal of the MAA for eprodisate (KIACTA™) for the treatment of AA amyloidosis. The Corporation then requested, in December 2007, a re-examination of the opinion by CHMP. See “Recent Developments”. KIACTA™ is a trademark of Johnson & Johnson.
NC-503 is being advanced as an investigational product candidate for the treatment of Type II Diabetes and certain features of metabolic syndrome. The Corporation initiated a Phase II clinical trial in early 2008.
Tramiprosate (homotaurine; ALZHEMED™) was being developed for the treatment of AD. The Phase III clinical trials, designed to assess the safety, efficacy and disease-modifying effect of tramiprosate (ALZHEMED™) in mild-to-moderate AD patients began in North America and Europe in June 2004 and September 2005, respectively. The North American Phase III clinical trial was completed in February 2007. In August 2007, the Corporation announced that it was not possible to draw definitive conclusions with respect to the treatment effect of tramiprosate (ALZHEMED™) in mild-to-moderate AD patients. In November 2007, Neurochem announced the early termination of the drug development activities surrounding the European Phase III clinical trial for the study of tramiprosate (ALZHEMED™), and announced that it would complete the ongoing North American Phase III open-label extension study. At the same time, the Corporation decided to redirect its in-house AD efforts to the development of prodrugs and it plans to make homotaurine available as a branded nutraceutical in the near future.
Tramiprosate (CEREBRIL™) was also developed for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (“CAA”). A Phase IIa clinical trial was completed in January 2004. In light of the recent developments on tramiprosate, its development for this indication has been terminated.
We also have ongoing discovery programs that are focused on the development of compounds for the treatment of AD, as well as for the treatment of Type II Diabetes and certain features of metabolic syndrome.
Eprodisate (KIACTA™) for AA amyloidosis
Eprodisate (KIACTA™) is our product candidate for the treatment of AA amyloidosis, a chronic, systemic disorder. AA amyloidosis is characterized by the over-expression of Serum Amyloid A (“SAA”), a protein found in the blood that is produced in response to inflammation. SAA is a precursor of an amyloid protein known as the Amyloid A (“AA”) protein. In AA amyloidosis, the AA protein forms fibrils that accumulate in the kidney, gastrointestinal tract, spleen, liver and other internal organs, compromising their function. As AA amyloidosis progresses, it results in serious illness, organ failure and, potentially, death. There is at present no known cure for the disorder, and patients with AA amyloidosis normally have a life expectancy of five to 15 years. It is estimated that approximately 40,000 patients are presently diagnosed with AA amyloidosis in the United States and Europe.
Eprodisate (KIACTA™) has been granted Orphan Drug Designation in the United States and received Orphan Medicinal Product designation in Europe, which normally provide a drug seven and ten years of market exclusivity, respectively, once approved. Eprodisate (KIACTA™) has also received Orphan Drug Designation in Switzerland.
Regarding the United States, in April 2006, the NDA for eprodisate (KIACTA™) was filed and granted priority review by the FDA. Priority review status of the application normally reduces the standard review time for an application to six months. On August 11, 2006, Neurochem announced that it had received an approvable letter from the FDA for eprodisate (KIACTA™) for the treatment of AA amyloidosis. In its letter, the FDA requested additional efficacy information, as well as a safety update. The FDA asked for further manufacturing and pharmacokinetic information, and stated that a QT cardiac status clinical study should be submitted as part of a Phase IV (post approval) commitment. The FDA stated that the efficacy information would probably need to be addressed by one or more additional clinical trials. As an alternative, the FDA also stated that significant findings obtained from a complete follow-up of patients in the existing study could be persuasive. On October 16, 2006, we announced that we had submitted a complete response to the FDA’s August 2006 approvable letter in respect of eprodisate (KIACTA™).
Having been subsequently awarded a Class II review by the FDA, a decision on eprodisate (KIACTA™) was expected on or about April 16, 2007. Instead, Neurochem received notification in April 2007 from the FDA that the action date for FDA’s review of the NDA for eprodisate (KIACTA™) for the treatment of AA amyloidosis had been extended to July 16, 2007. In July 2007, the Corporation received a second approvable letter from the FDA for eprodisate (KIACTA™) for the treatment of AA amyloidosis. In this action letter, the FDA indicated that an additional efficacy trial will be necessary before the FDA could approve the investigational product candidate. The approvable letter also stated that additional submissions, filed by Neurochem as part of its response to this second approvable letter, may address issues raised in this letter. The FDA had indicated that additional submissions could persuade the agency to eliminate the requirement for an additional trial. The FDA also asked for additional information, including further pharmacokinetic studies, and again acknowledged that a QT clinical study should be submitted as part of a Phase IV (post-approval) commitment. The Corporation filed a response to this second approvable letter in late September 2007 and was subsequently awarded a Class II review by the FDA in respect of our response to the second approvable letter. See “Recent Developments”.

In respect of Europe, in September 2006, we were advised by the EMEA that our MAA for eprodisate (KIACTA™) is valid and that the regulatory review had started. We are seeking marketing approval of our investigational product candidate, eprodisate (KIACTA™) in the European Union (“EU”).
The MAA for eprodisate (KIACTA™) was being reviewed under the Centralized Procedure, where marketing authorization is applied for all EU Member States (numbering 27 countries today), plus Norway and Iceland.
An oral hearing was scheduled with the EMEA in November 2007 to discuss outstanding issues raised with respect to the MAA for eprodisate (KIACTA™). On December 14, 2007, Neurochem announced that the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the EMEA, had issued a negative opinion recommending refusal of the MAA for eprodisate (KIACTA™) for the treatment of AA amyloidosis. In December 2007, the Corporation requested a re-examination of the opinion by CHMP. See “Recent Developments”.
Neurochem also submitted for marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in Switzerland. See “Recent Developments”.
NC-503 for Type II Diabetes and certain features of Metabolic Syndrome
NC-503 is our product candidate for Type II Diabetes and certain features of metabolic syndrome, a health problem that is recognized by the World Health Organization as reaching epidemic proportions. The prevalence of diabetes mellitus in the Western world is approximately 6%. Of all diabetes cases, 90% are Type II Diabetes. It is estimated that the incidence of diabetes is 3% per year with an estimated number of diabetic patients to exceed 200 million in the next decade. The World Health Organization (WHO) estimates that by 2025, the number of diabetics worldwide will reach 300 million people, which makes diabetes an epidemic disease.
Type II Diabetes is caused by insulin resistance, insulin secretion dysfunction, and glucose overproduction. Diabetes is a metabolic disorder that involves many organs which makes the disease complex and difficult to treat. Elevated blood glucose levels, including levels that are below the threshold for diabetes, have clinical consequences. The current understanding is that a cardiovascular and mortality risk exists in people with even slightly elevated blood glucose levels. Forty percent of patients with diabetes will develop long term and severe complications including limb amputation, blindness, kidney failure, heart disease, stroke and premature death.
Metabolic syndrome, also known as insulin resistance syndrome or syndrome X4, is a cluster of risk factors that is associated with Type II Diabetes. In addition to impaired glucose tolerance, hyperglycemia, and increased insulin resistance, the major characteristics of this syndrome include the presence of central obesity, dyslipidemia (i.e. elevated levels of triglycerides and low levels of HDL-cholesterol), and hypertension. Microalbuminuria has also been identified as a feature of metabolic syndrome. Patients with metabolic syndrome and diabetes are at increased risk for health complications, notably cardiovascular disease. Other studies also have found that the clustering of metabolic syndrome features may also increase the risk for coronary heart disease. While patients with Type II Diabetes and features of metabolic syndrome may require more aggressive treatment to ensure that blood glucose levels are controlled, the addition of alternative treatment methods that target the full range of metabolic syndrome characteristics could provide additional health benefits in reducing the prevalence of related co-morbidities associated with the syndrome.
Currently, there is no known pharmacological cure for diabetes or metabolic syndrome.
NC-503 is a product candidate that has been investigated by Neurochem for the treatment of AA amyloidosis. New research on NC-503 in the Zucker Diabetic fatty rat (ZDF), an animal model for diabetes, diabetic nephropathy, obesity and metabolic syndrome, suggests that NC-503 has glucose lowering activity, an islet cell protective effect, and may improve certain features of metabolic syndrome. A multi-center, randomized, double-blind, placebo-controlled, and parallel-designed study was initiated in early 2008 to investigate the safety and proof-of-concept efficacy of NC-503 in patients with Type II Diabetes and certain features of metabolic syndrome.

Tramiprosate (ALZHEMED™) for AD
Neurochem is advancing a program to develop a prodrug of tramiprosate (ALZHEMED™) for AD, a degenerative neurological disorder that progressively impairs a person’s cognitive functions and gradually destroys the brain. The American Alzheimer’s Association estimates that over five million North Americans are currently afflicted with AD. There is no cure currently known or available for AD, and existing drugs only treat symptoms such as cognitive function deficit. In its early stages, AD may cause only minor incidences of memory loss or forgetfulness. However, as it progresses, the symptoms multiply and intensify and the patient experiences the deterioration of both cognitive and motor functions, leading ultimately to death within an average of seven to ten years. There is an increased prevalence with aging, and AD is increasingly being diagnosed in individuals in their 50s and 60s.
The pathogenesis of AD is still somewhat ill-defined. Although it is well recognized in the scientific literature that there is an early onset form of the disease that is genetically inherited, the vast majority of cases have no known genetic cause and occur later in life. Common to all cases of AD is the deposition of amyloid fibrils in the brain. Tramiprosate (ALZHEMED™) is a small molecule that binds to soluble Amyloid b (“Ab”) peptide and has been shown in vivo to reduce amyloid deposition in a mouse model of brain amyloidosis or in vitro to reduce the toxic effects of Ab peptide in neuronal cells and brain cultures. The prodrug of tramiprosate (ALZHEMED™) is being developed to slow or arrest the progression of the disease in symptomatic patients and is presently at the preclinical stage of development.
A prodrug is a pharmaceutical substance which is administered in an inactive form and once absorbed is metabolized in vivo into its active form (drug). Prodrugs are generally designed to improve oral bioavailability and can also be used to improve brain absorption.
Efficacy results on tramiprosate (ALZHEMED™) have been presented at scientific and medical conferences. Due to the ability of tramiprosate (ALZHEMED™) to bind to soluble Ab peptide and interfere with the amyloid cascade, data from in vitro studies suggest that tramiprosate (ALZHEMED™) exhibits neuroprotective effects against Ab-induced neurotoxicity. The exact molecular mechanism underlying these effects is currently under investigation.
In February 2007, tramiprosate (ALZHEMED™) completed a multicentre, randomized, double-blind, placebo-controlled, three-armed, parallel-designed Phase III clinical trial in North America. A total of 1,052 patients at 67 clinical sites across the United States and Canada were randomized to receive study medication over a period of 18 months. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in an extension study. In August 2007, the Company announced that due to significant interference from high between-site variations that complicated the statistical analyses beyond expectations, it was not possible to draw definitive conclusions with respect to the treatment effect of tramiprosate (ALZHEMED™) in mild-to-moderate AD patients. The North American Phase III clinical trial, despite the descriptive data showing numerical differences in favor of tramiprosate (ALZHEMED™), did not demonstrate a statistically significant difference in favor of the product candidate with respect to the primary endpoints over 18 months of treatment. However, a substantial difference observed in hippocampal volume did approach statistical significance.
The Corporation had also launched a Phase III clinical trial in Europe in September 2005. Similar to the North American trial, the European international, multicentre, randomized, double-blind, placebo-controlled, three-armed, parallel-designed Phase III clinical trial was designed to investigate the safety, efficacy and the potential to arrest or slow the progression of AD with tramiprosate (ALZHEMED™) in mild-to-moderate AD patients. In November 2007, Neurochem announced the early termination of the drug development activities surrounding the European Phase III clinical trial for the study of tramiprosate, but confirmed that the ongoing North American Phase III open-label extension study would be completed. At the same time, the Corporation announced its decision to redirect its in-house AD efforts to the development of prodrugs of tramiprosate and plans to make homotaurine (also known as tramiprosate) available as a branded nutraceutical as soon as possible.
The safety profile of tramiprosate (ALZHEMED™) is well characterized. In relation to the North American Phase III clinical trial, the Corporation received five consecutive recommendations from its North American

Independent Safety Review Board (“DSMB”) for tramiprosate (ALZHEMED™) to continue that clinical trial for the treatment of AD. In November 2006, the Corporation announced that it had received a recommendation from its European DSMB to continue its European Phase III clinical trial for tramiprosate (ALZHEMED™). In February 2007, Neurochem announced that it had received a second recommendation from the European DSMB to continue the ongoing European Phase III clinical trial for tramiprosate (ALZHEMED™).
Nutraceutical Products
Health Product to help memory and cognition
Homotaurine is our product to be commercialized as a branded nutraceutical with a primary preliminary focus on memory and cognition. As ageing is often accompanied by a loss of mental agility, even in an otherwise healthy individual, there is a need in the community to introduce products to maintain intellectual properties.
We are currently prioritizing our efforts to introduce homotaurine on the market in 2008 first in Canada, and thereafter in other geographies. In the US, we are evaluating the regulatory situation and in the EU, we have started to file a Novel Food Dossier. The first general health claim has been submitted. In Japan, we are currently planning to apply for designation as a food for specified health use.
Research and Development Programs
In addition to our clinical and developmental stage drug candidates, we have ongoing efforts to develop products to grow our presence in the nutraceutical market and ongoing efforts to develop compounds for the treatment of AD, as well as for the treatment of Type II Diabetes and certain features of metabolic syndrome.
Recent Developments
Progress of drug development program for eprodisate (KIACTA™)
On March 13, 2008, we announced our decision to pursue the drug development program for eprodisate (KIACTA™) for the treatment of AA amyloidosis. We are taking steps to initiate a second Phase III clinical trial and will enter into discussions with the FDA and with the EMEA to reach agreement on the terms for an approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis. As part of our decision, we announced that we are withdrawing our current marketing applications for eprodisate (KIACTA™) in the United States, the European Union and Switzerland.
Initiation of Phase II clinical trial for Diabetes
In February 2008, we announced that the Therapeutic Products Directorate of Health Canada accepted our regulatory submission for the initiation of the Phase II clinical trial with the investigational product candidate NC-503 in patients with Type II Diabetes as well as certain features of Metabolic Syndrome. The key objectives of the study are to investigate the safety and proof-of-concept efficacy of NC-503 on glycemic measures.
Equity line of credit facility
In August 2006, we entered into a securities purchase agreement with Cityplatz Limited (“Cityplatz”) for an equity line of credit facility (the “ELOC”) for up to US$60 million with a 24-month term. In February 2008, Neurochem and Cityplatz agreed to an amendment under the ELOC, extending the term to February 2010. Our minimum draw-down obligation has been reduced to US$15,000,000 over the term. The maximum amount of each monthly draw-down is limited to the lower of US$6,000,000 or 12.5% of the volume-weighted price calculation of the Common Shares at the time of draw-down. The Common Shares will be issued at a discount of 4% to market price if the volume-weighted average price (VWAP) per share is US$6 or higher, and 7% if the VWAP per share is lower than

US$6 at the time of draw-down. In addition, the ELOC can no longer be terminated by either party in circumstances where the VWAP per share is lower than US$5 for more than 30 consecutive trading days.
Change of name and creation of nutraceutical subsidiaries
In order to more accurately reflect our expanded business strategy and core programs that encompass both therapeutics and branded nutraceutical products, we announced in February 2008 that our Board of Directors has approved the name change from “Neurochem Inc.” to “BELLUS Health Inc.”, pending shareholder approval at the next annual and special meeting of shareholders on April 15, 2008.
In February 2008, our Board of Directors also approved the creation of subsidiaries for the purposes of carrying on our nutraceutical business and as part of these new developments, the nutraceutical business will be named “OVOS Natural Health Inc.”.
Management team changes
In January 2008, we announced that Mr. Gary Schmid was joining Neurochem and will serve as Chief Executive Officer (CEO) of the new business Neurochem has announced it is creating to develop and market nutraceuticals (OVOS Natural Health Inc.). In February 2008, in light of our new strategic direction, we also announced the departures of Dr. Andreas Orfanos, Executive Vice President, Strategic Planning and Scientific Affairs, and Ms. Christine Lennon, Vice President, Business Development.
Sales and Marketing
Neurochem intends to pursue different commercialization strategies for our products in different parts of the world. We intend to retain full commercialization rights for products in markets that we can adequately reach on our own. In other markets, we intend to partner with third parties through collaborative arrangements, including distribution and/or co-promotion agreements. In addition, in various designated markets, we intend to enter into out-licensing arrangements and eventually, perhaps, also in-licensing arrangements.
Eprodisate (KIACTA™): In December 2004, we signed a definitive collaboration and distribution agreement, granting Centocor exclusive distribution rights for eprodisate (KIACTA™) worldwide, with the exception of Canada, Switzerland, Japan, China, South Korea and Taiwan.
NC-503: Type II Diabetes and certain features of metabolic syndrome are characterized by a large and growing patient population and a broad prescriber base composed mostly of general practitioners and specialists. We, therefore, intend to partner with one or possibly more leading biotech or pharmaceutical companies possessing complementary marketing and commercial networks for the commercialization, marketing and sale of NC-503, while retaining rights to commercialize the product ourselves in selected territories and/or to certain types of specialists in some of the partnered markets.
Homotaurine: Our planned launch of homotaurine into the Canadian market will be distinguished by the science underlying the product as a means of differentiating the product from other brands. Key strategies to effectively launch this product are being developed to secure the various regulatory approvals, better understand the targeted population, determine the right distribution channels, identify the right commercial partners, and ensure adequate product inventory levels and increased awareness and demand with consumers. The nutraceutical organization is quickly being built with a team of professionals with extensive backgrounds in nutraceuticals or products and consumer packaged goods.
Other Product Candidates
In addition to our ongoing clinical work, Neurochem is looking to expand its product pipeline through in-house research and development, and possibly through in-licensing and/or merger and acquisition activities.

Government Funding Agreements
In 1999, Neurochem entered into an agreement with the federal Ministry of Industry (Technology Partnerships Canada (“TPC”) program) regarding financial assistance to be provided by the Government of Canada for the development of one or more oral therapeutic products for the treatment of AD. Under the terms of this agreement, as amended in 2005, we are committed to pay to TPC royalties equal to 7.24% of certain milestone revenue and 0.724% of end-product sales realized from the commercialization of effective orally-administered therapeutics for the treatment of AD until December 31, 2010. After December 31, 2010, we may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the agreement reaches CDN$20.54 million. Under the agreement, we are committed to spend a specified amount on research and development from the date of regulatory approval to December 31, 2014.
Intellectual Property
It is an important part of our business to obtain intellectual property protection for our technology, products and processes. Our success will depend, in part, on our ability to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. Our strategic approach is to file and/or license patent applications whenever possible to obtain patent protection in at least the major pharmaceutical markets, including the United States, major European countries, Japan and Canada. We also rely on trade secrets, proprietary unpatented information, trade marks and contractual arrangements to protect our technology and enhance our competitive position.
We currently have over 60 issued patents, including over 15 issued US patents and approximately 250 pending applications. The patent portfolio includes numerous patents and patent applications claiming compounds, pharmaceutical compositions, processes and methods of treating diseases, including amyloid- related disorders. A number of these patents and patent applications are owned by the Corporation. Other patent applications are co-owned with Queen’s University or the University of British Columbia.
We have international patent applications pending for NC-503 for diabetes. We have issued patents and pending applications in certain jurisdictions for our nutraceutical product candidate.
We have three issued US patents for our product candidate eprodisate (KIACTA™). We also have been granted patents or pending patent applications for eprodisate (KIACTA™) in selected countries, including the United States, Europe and Japan.
We are a party to license agreements and assignment agreements under which we have obtained rights to use certain technologies to develop our product candidates. The licenses to which we are a party impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations on us and are subject to certain reservations of rights.
Effective January 1, 1994, we entered into an amyloid license agreement with PARTEQ. That initial amyloid agreement was subsequently replaced when, effective January 1, 1999, we entered into a new amyloid license agreement (the “Amyloid Agreement”) with PARTEQ. Pursuant to the Amyloid Agreement, we were granted the worldwide exclusive license under certain intellectual property, including patents and patent applications (“Amyloid Intellectual Property”) to develop, make, have made, use, and sell certain products.
Effective February 1, 2006, we entered into assignment agreements with Queen’s University and its technology transfer entity PARTEQ (collectively, the “Assignment Agreements”) which terminate the Amyloid Agreement and assign the Amyloid Intellectual Property to us for consideration including an upfront payment of CDN$200,000. The Assignment Agreements also provide for annual technology payments, deferred milestone payments and deferred graduated payments based on revenues to be generated from net sales of commercial products, which payment amounts approximate the payments included in the Amyloid Agreement.

Pursuant to a settlement agreement dated October 3, 2005, with Alza Corporation, relative to their opposition to our trademark application for ALZHEMED™ in the United States, we agreed not to register ALZHEMED™ in the United States and elsewhere except for Canada, Switzerland, China, Japan and South Korea.
All of our intellectual property, with the exception of the commercialization rights for our products in Canada and the applications for our Canadian and some of our US trademarks (which are owned by Neurochem Inc.), is owned by Neurochem (International) Limited, a Swiss corporation and an indirect wholly-owned subsidiary of Neurochem Inc. See “Corporate Structure — Intercorporate Relationships”.
Human Resources
As at December 31, 2007, we employed 170 people, the majority of which are involved in research and drug development. Of these 170 people, 39 are scientists with Ph.D degrees and 23 are scientists with M.Sc. degrees.
Facilities
We lease facilities located in the Parc Scientifique de la Haute Technologie in Laval, Quebec, Canada. Our lease has a 15 year initial term, expiring in 2020, with two additional 5 year renewal options and a buy-back option after 12 years. We originally owned these facilities, but entered into a sale-leaseback transaction with an affiliate of Alexandria Real Estate Equities, Inc. in November 2005.
Risk Factors
Investing in our securities involves a significant amount of risk. You should carefully consider the risks described below, together with all of the other information in our publicly filed documents, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to our “products” includes a reference to our product candidates and future products we may develop.
We have a history of losses, and we have not generated any product sales revenue to date. We may never achieve or maintain profitability.
Our potential pharmaceutical product candidates are still only in development, and as a result we have not to date generated any revenues from product sales. We have incurred substantial expenses in our efforts to develop products. Consequently, we have generated operating losses each year since our inception, and as of December 31, 2007, we had an accumulated deficit of approximately US$318.3 million. Our losses have adversely impacted, and will continue to adversely impact our working capital, total assets and shareholders’ equity. We do not expect to generate any significant revenues from pharmaceutical product sales in the immediate future. While we anticipate revenues in 2008 from the commercialization of our nutraceutical product (homotaurine), we may never commercialize any products, whether pharmaceutical or nutraceutical. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, an investment in our shares could result in a significant or total loss.
We do not have the required approvals to market any of our product candidates, and we do not know if we will ever receive such approvals.
None of our pharmaceutical product candidates has so far received regulatory approval for commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous pre-clinical testing and clinical trials and such jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of our pharmaceutical product candidates before we can submit regulatory applications. Preparing, submitting and advancing applications for regulatory approval is sometimes complex, expensive and time consuming and entails significant uncertainty. In August 2007, we announced that the results of the North American Phase III clinical trial of tramiprosate (ALZHEMED™) were inconclusive with respect to the primary endpoints over 18 months of treatment. We also initiated a “rolling” NDA regarding eprodisate (KIACTA™) for the treatment of AA amyloidosis in August 2005 under the CMA Pilot 1 program, and have since received two approvable letters, in September 2006 and July 2007. In addition, on December 14, 2007, we announced that the CHMP, the scientific committee of the EMEA, had issued a negative opinion recommending refusal of the MAA for eprodisate (KIACTA™) for the treatment of AA amyloidosis. See “Recent Developments”. Even if a product candidate is approved by the FDA or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recoup our investment in that product candidate. We may never obtain the required regulatory approvals for any of our product candidates.
None of our nutraceutical products has so far been approved or authorized for commercial sale. Nutraceuticals are subject to various different approval and authorization processes which vary from jurisdiction to jurisdiction. There is no assurance that we will obtain the approvals or authorizations in any jurisdiction or otherwise be allowed to commercialize any nutraceutical products, and we cannot sell nutraceutical products until this has occurred.
Our clinical trials may not yield results which will enable us to obtain regulatory approval for our pharmaceutical products.
We will only receive regulatory approval for a pharmaceutical product candidate if we can demonstrate in carefully designed and conducted clinical trials that the pharmaceutical product candidate is safe and effective. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. The FDA has indicated to us that if it grants marketing approval for eprodisate (KIACTA™), such approval will need to be supplemented by complementary clinical studies aimed at specific matters, including QT cardiac status clinical studies. Unfavourable data from those studies could result in withdrawal of marketing approval. In addition, the FDA has requested additional supporting information, including clinical data, in connection with the approval process for eprodisate (KIACTA™). We provided supplementary information to the FDA in late September 2007, in response to the second approvable letter received, from the FDA in July 2007. See “Recent Developments”. Clinical trials are lengthy, complex, expensive and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. Results attained in pre-clinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies. We have suffered and may suffer further significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. Further, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates.
Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and:
➢	must meet the requirements of these authorities;

➢	must meet requirements for informed consent; and

➢	must meet requirements for good clinical practices.
We may not be able to comply with these requirements in respect of one or more of our product candidates.
We rely on third parties, including contract research organizations and outside consultants, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fails to perform with the speed and level of competence we expect.

If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of our clinical trials is delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could cause the price of the Common Shares to decline.
If we encounter difficulties enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected.
Clinical trials for our product candidates require that we identify and enrol a large number of patients with the disorder under investigation. We may not be able to enrol a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrolment is a function of many factors including:
➢	design of the protocol;

➢	size of the patient population;

➢	eligibility criteria for the study in question;

➢	perceived risks and benefits of the drug under study;

➢	availability of competing therapies;

➢	efforts to facilitate timely enrolment in clinical trials;

➢	patient referral practices of physicians; and

➢	availability of clinical trial sites.
If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
Further setbacks in any of our clinical trials would likely cause a further drop in the price of the Common Shares.
We have suffered significant setbacks in 2007. In August 2007, we announced that the results of the North American Phase III clinical trial of tramiprosate (ALZHEMED) did not, notably, demonstrate a statistically significant difference in favor of the product candidate with respect to the primary endpoints over 18 months of treatment. In November 2007, we announced the early termination of the drug development activities surrounding the European Phase III clinical trial for the study of tramiprosate (ALZHEMED™). We have since redirected our in-house AD efforts to the development of prodrugs of tramiprosate (ALZHEMED™) and plan to make homotaurine available as a branded nutraceutical as soon as possible.
In light of the recent developments on tramiprosate (ALZHEMED™), we also terminated the development of tramiprosate (CEREBRIL™) for the treatment of CAA.
In July 2007, we received a second approvable letter for eprodisate (KIACTA™) for the treatment of AA amyloidosis. Our response to that second approvable letter was subsequently awarded a Class II review by the FDA. In addition, on December 14, 2007, we announced that the CHMP, the scientific committee of the EMEA, had issued a negative opinion recommending refusal of the MAA for eprodisate (KIACTA™) for the treatment of AA amyloidosis. In December, the Corporation requested a re-examination of the opinion by CHMP. See “Recent Developments”.

Further setbacks in any phase of the clinical development of our product candidates would have an adverse financial impact (including with respect to our collaboration agreement and distribution agreement with Centocor), could jeopardize FDA or EMEA approval and would likely cause a further drop in the price of our Common Shares.
Even if we obtain regulatory approvals for our product candidates, we will be subject to ongoing government regulation.
Even if regulatory authorities approve any of our pharmaceutical and/or nutraceutical product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on our conducting costly post-marketing follow-up studies. For example, the FDA has indicated that if it grants marketing approval for eprodisate (KIACTA™), such approval will need to be supplemented by complementary clinical studies aimed at specific matters, including QT cardiac status clinical studies. In addition, if, based on these studies, a regulatory authority does not believe that the product demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval.
We and our contract manufacturers will be required to comply with applicable current Good Manufacturing Practice regulations for the manufacture of our products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be approved before we can use them in commercial manufacturing of our pharmaceutical and nutraceutical products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.
If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing or sale of our products.
If our products do not gain market acceptance, we may be unable to generate significant revenues.
Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including:
➢	demonstration of clinical effectiveness and safety;

➢	the advantages and disadvantages of our products relative to alternative treatments;

➢	the availability of acceptable pricing and adequate third-party reimbursement; and

➢	the effectiveness of marketing and distribution methods for the products.
If our products do not gain market acceptance among consumers, physicians, patients and others in the medical community, our ability to generate significant revenues from our products would be limited.
We may not achieve our projected development goals in the time frames we announce and expect.
We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of the Common Shares would likely further decline.
If we fail to obtain acceptable prices or adequate reimbursement for our pharmaceutical products, our ability to generate revenues will be diminished.
Our ability to successfully commercialize our pharmaceutical products will depend significantly on our ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While we have not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our pharmaceutical products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. We may not be able to negotiate favourable reimbursement rates for our pharmaceutical products.
In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our pharmaceutical products and could adversely affect our profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.
If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.
Competition in our targeted markets is intense, and development by other companies could render our products or technologies non-competitive.
The biopharmaceutical and nutraceutical industries are highly competitive. New products developed by other companies in these industries could render our products or technologies non-competitive. Competitors are developing and testing products and technologies that would compete with the products that we are developing. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect competition from biopharmaceutical, nutraceutical and pharmaceutical companies and academic research institutions to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Our competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than we can or at a lower price.
We may not obtain adequate protection for our products through our intellectual property.
Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical, nutraceutical and biopharmaceutical firms, including Neurochem, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. Our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method of use protection for our compounds in development and any resulting products, which may not confer the same protection as compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe our patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by us. Pending patent applications may not result in the issuance of patents, and we may not develop additional proprietary products which are patentable.
Patent applications relating to or affecting our business have been filed by a number of pharmaceutical, nutraceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.
In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.
We currently have the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program.
As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.
We may infringe the intellectual property rights of others.
Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents, that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.
The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We are aware of, and have reviewed, third party patents relating to the treatment of amyloid related diseases, and we believe that our product candidates do not infringe any valid claim of these patents, although there can be no assurances of this. In the event of infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us.
Patent litigation is costly and time consuming and may subject us to liabilities.
Our involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities.
We may not obtain trademark registrations.
The Corporation has filed applications for trademark registrations in connection with our product candidates in various jurisdictions, including the United States. KIACTATM is a trademark of Johnson & Johnson. We do not believe that any of these current trademarks is critical to the success of the product candidate to which it relates, and we intend to file applications for other possible trademarks for our product candidates. No assurance can be given that any of our trademarks will be registered in the United States or elsewhere or that the use of any trademark will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA has its own process for drug nomenclature and its own views concerning appropriate proprietary names. It also has the power, even after granting market approval, to request a company to reconsider the name for a product because of evidence of confusion in the market place. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future. During the summer of 2006, the trademark KIACTA™ and not FIBRILLEX™ was accepted by the FDA thus far. In addition, pursuant to a settlement agreement dated October 3, 2005, with Alza Corporation, relative to their opposition to our trademark application for ALZHEMED™ in the United States, we agreed not to register ALZHEMED™ in the United States and elsewhere except for Canada, Switzerland, China, Japan, South Korea and Taiwan.
We will require significant additional financing, and we may not have access to sufficient capital.
We will require additional capital to pursue planned clinical trials, regulatory approvals, as well as further research and development and marketing efforts for our product candidates. Except as expressly described in this annual information form, we still have no committed sources of capital, except pursuant to the ELOC facility.
Although the ELOC facility provides that we can require the counterparty to purchase, at our election and subject to certain terms and conditions, up to US$60 million of Common Shares, there can be no assurances that we will be able to satisfy the closing conditions applicable to us under the facility. In addition, each advance under the ELOC is limited in that we cannot issue more than 4.9% of our issued and outstanding Common Shares in any one drawdown, and, in addition, the maximum amount of each monthly draw-down is limited to the lower of US$6,000,000 or 12.5% of the volume-weighted price calculation of the Common Shares at the time of the draw-down. The ELOC will terminate on Friday, February 26, 2010. The ELOC shall also terminate if (i) the Common Shares are de-listed from NASDAQ unless the Common Shares are listed at such time on a trading market and such de-listing is in connection with a subsequent listing on another trading market, (ii) the Corporation is subject to a change of control transaction, or (iii) the Corporation suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Corporation may terminate the securities purchase agreement upon five trading days’ notice (i) if Cityplatz shall fail to fund a properly noticed drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least US$15,000,000 under the ELOC.
We intend to raise additional funds through public or private financing, collaborations with other pharmaceutical companies or financing from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favourable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns.
We anticipate that our existing working capital, access to the ELOC facility and anticipated revenues will be sufficient to fund our development programs, clinical trials and other operating expenses for the year ending December 31, 2008. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors including:
➢	pre-launch and launch activities associated with the commercialization of any of our products;

➢	the duration and results of our clinical trials for eprodisate (KIACTA™ and NC-503);

➢	unexpected delays or developments in seeking regulatory approvals;

➢	the time and cost in preparing, filing, prosecuting, maintaining and enforcing patent claims;

➢	other unexpected developments encountered in implementing our business development and commercialization strategies;

➢	the outcome of litigation; if any; and

➢	further arrangements, if any, with collaborators.
The market price of our Common Shares experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.
We are a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for our Common Shares may experience a high level of volatility. During the year ended December 31, 2007, our Common Shares traded between CDN$26.00 and CDN$1.64 per share on the TSX and US$22.08 and US$1.61 on NASDAQ.
Numerous factors, including many over which we have no control, may have a significant impact on the market price of Common Shares, including, among other things:
➢	clinical and regulatory developments regarding our products and product candidates and those of our competitors;

➢	arrangements or strategic partnerships by us or our competitors;

➢	other announcements by us or our competitors regarding technological, product development, sales or other matters;

➢	patent or other intellectual property achievements or adverse developments;

➢	arrivals or departures of key personnel;

➢	changes in financial estimates and recommendations by securities analysts;

➢	government regulatory action affecting our product candidates and our competitors’ products in the United States, Canada and foreign countries;

➢	actual or anticipated fluctuations in our revenues or expenses;

➢	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors;

➢	failure to enter into favourable third-party manufacturing agreements;

➢	events related to threatened, new or existing litigation;

➢	economic conditions in the United States, Canada or abroad; and

➢	purchases or sales of blocks of our securities.
Listing on NASDAQ and the TSX may increase share price volatility due to various factors including:
➢	different ability to buy or sell our Common Shares;

➢	different market conditions in different capital markets; and

➢	different trading volume.
In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of our operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.
Picchio Pharma Inc. and its shareholders, Power Technology Investment Corporation, the FMRC Family Trust and certain persons related to such entities, including Rocabe Investments Inc., own, directly or indirectly, an aggregate of approximately 23.4% of our outstanding Common Shares. A decision by the foregoing persons to sell a substantial amount of Common Shares could cause the trading price of Common Shares to decline substantially. Furthermore, shareholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.
These factors, among others, could significantly depress the trading price of our securities.
Because we may experience a high level of volatility in our Common Shares, you should not invest in our stock unless you are prepared to absorb a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.
The market liquidity for our stock is relatively low. As of December 31, 2007, we had 48,846,595 Common Shares outstanding. The average daily trading volume on the TSX and on NASDAQ, respectively, of our Common Shares during the year ended December 31, 2007, was approximately 270,738 (TSX) and 1,323,080 (NASDAQ) shares. Although a more active trading market may develop in the future, the limited market liquidity for our stock may affect your ability to sell at a price that is satisfactory to you.
Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of the Common Shares.
Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause our revenues and expenses to fluctuate include:
➢	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize our product candidates;

➢	the timing of regulatory submissions and approvals;

➢	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

➢	the outcome of litigation, if any;

➢	changes in foreign currency fluctuations;

➢	the conversion of any convertible notes;

➢	the timing of achievement and the receipt of milestone payments from current or future collaborators;

➢	failure to enter into new or the expiration or termination of current agreements with collaborators; and

➢	failure to introduce on the market our product candidates in a manner that generates revenues in the manner anticipated.
Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operation are not indicative of our future performance. It is possible that in some future quarter or quarters, our revenues and expenses will be below the expectations of securities analysts or investors. In this case, the price of the Common Shares could fluctuate significantly or decline.
We are dependent on Centocor for the commercialization of eprodisate (KIACTA™).
We are dependent on Centocor for the further development and commercialization of eprodisate (KIACTA™) in most jurisdictions. Risks that we face in connection with this collaboration include the following:
➢	while Centocor is contractually prohibited from developing or commercializing, either alone or with others, products and services that are similar to or competitive with eprodisate (KIACTA™), this restriction does not apply to its affiliates;

➢	Centocor may underfund or not commit sufficient resources to marketing, distribution or other development of eprodisate (KIACTA™);

➢	Centocor may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of eprodisate (KIACTA™);

➢	Centocor may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect its willingness or ability to fulfill its obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in this industry); and

➢	disputes may arise between us and Centocor delaying or terminating the development or commercialization of eprodisate (KIACTA™), resulting in litigation or arbitration that could be time-consuming and expensive, or causing Centocor to act in its own self-interest and not in our interest or those of our shareholders.
Centocor can terminate our collaboration with them for a number of reasons, including without cause upon one-year’s notice, upon a change of control of Neurochem and upon short notice if the FDA takes certain adverse actions with respect to an NDA filing. If this collaboration were to be terminated, we would be required to devote additional resources to developing and commercializing eprodisate (KIACTA™) or seek a new collaborator or abandon this product candidate.
We are currently dependent on third parties for a variety of functions and may enter into future collaborations for the manufacture of our products. Our arrangements with these third parties may not provide us with the benefits we expect.
We currently rely upon third parties to perform functions related to the research, development and clinical trials of our product candidates and the activities (including supply chain activities) relating to the possible commercialization of our nutraceutical products. In addition, because we do not have the resources, facilities or experience to manufacture our pharmaceutical and/or nutraceutical product candidates on our own, we currently rely, and will continue to rely, on contract manufacturers to produce our product candidates for clinical trials, if any, and, if our pharmaceutical and/or nutraceutical products are approved or otherwise permitted for sale or distribution, in quantities for commercial sales. Our reliance on these relationships poses a number of risks, including the following:
➢	disagreements with third parties could delay or terminate the research, development or manufacturing of product candidates, or result in litigation or arbitration;

➢	we cannot effectively control the resources our third-party partners will devote to our programs or products;

➢	there can be no assurances that we will be able to renew such arrangements, especially with respect to product supply;

➢	contracts with our third parties may fail to provide sufficient protection or we may have difficulty enforcing the contracts if one of these partners fails to perform;

➢	the third parties with whom we contract may fail to comply with regulatory requirements;

➢	conflicts of interest may arise between their work for us and their work for another entity, and we may lose their services;

➢	with respect to our contract manufacturers:
➢	third parties may not be able to manufacture our product candidates in a cost-effective or timely manner or in quantities needed for clinical trials or commercial sales;

➢	delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of our product candidates; and

➢	we may not have all of the required intellectual property rights to the manufacturing processes for our product candidates.
Given these risks, our current and future collaborative efforts with third parties may not be successful. Failure of these efforts could require us to devote additional internal resources to the activities currently performed, or to be performed, by third parties, to seek alternative third-party collaborators, or to delay our product development or commercialization.
We will not be able to successfully commercialize our product candidates if we are unable to create sales, marketing and distribution capabilities or make adequate arrangements with third parties for such purposes.
In order to commercialize our product candidates successfully, we intend, on a product-by-product basis, either to develop internal sales, marketing and distribution capabilities or make arrangements with third parties to perform some or all of these services. We currently have limited marketing capabilities and no sales force. To the extent we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing our products, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite our marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favourable terms. We do not currently have any arrangements in place with third parties for the sale, marketing or distribution of any of our products, except for the distribution rights granted to Centocor. We may rely on additional third parties to market and sell our products in certain territories, rather than establish our own sales force. If we contract with third parties for the sales and marketing of our products, our revenues will depend upon the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition and results of operations will be materially adversely affected.
We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.
We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Competition for skilled personnel is intense, and our ability to attract and retain qualified personnel may be affected by such competition.
Our Management Agreement with Picchio International Inc., pursuant to which Dr. Francesco Bellini, our Chairman, President and Chief Executive Officer, provides management services to the Corporation, is subject to automatic renewal for successive one year terms unless one party notifies the other at least 90 days prior to the then current termination date (November 30, 2008) of its intention not to renew the Management Agreement. There can be no assurances that Picchio International Inc. will not issue such a notice and, therefore, that we will be able to renew the agreement or retain the services of Dr. Bellini.
We are subject to the risk of product liability claims, for which we may not have or be able to obtain adequate insurance coverage.
Human therapeutic and/or nutraceutical products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in our clinical trials, who may suffer unintended consequences. If we ultimately are successful in commercializing a product, claims might be made directly by consumers, patients, healthcare providers or pharmaceutical companies or others selling our products. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.
Our business involves the use of hazardous materials which requires us to comply with environmental regulation.
Our discovery and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.
Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact our future financial position or results of operations.
Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

We may not have the ability to raise the funds to purchase our outstanding convertible notes on the purchase dates or upon a change in control or, if we irrevocably elect to settle the conversion of such notes in cash and shares, make the cash payment due upon conversion.
As of December 31, 2007, the convertible notes we issued in November 2006 (the “2006 Notes”) and in May 2007 (the “2007 Notes”, and together with the 2006 Notes, collectively the “Notes”) which remain issued and outstanding had an aggregate face value of US$46.6 million. See “Description of Capital Structure – 2006 Notes and 2007 Notes and Warrants”.
On each of November 15, 2011, November 15, 2016 and November 15, 2021, holders of the 2006 Notes may require us to purchase, for cash, all or a portion of their 2006 Notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, that date. If a change in control occurs, holders of the Notes may require us to repurchase, for cash, all or a portion of their Notes. We do not expect to generate any significant revenue from product sales in the immediate future, and we expect to incur additional operating losses for at least the next several years. We may not have sufficient funds for any required repurchase of the Notes. In addition, if we irrevocably elect to settle the conversion of the Notes in cash and shares, we must pay the principal return, and, in certain circumstances, other amounts, in cash. We may not have cash available to repurchase the Notes or to pay the principal return. In addition, the terms of any borrowing agreements which we may enter into from time to time may require early repayment of borrowings under circumstances similar to those constituting a change in control. These agreements may also make our repurchase of Notes, or any cash payment we may make upon conversion of the Notes, an event of default under the agreements. If we fail to repurchase the 2006 Notes or pay the cash payment due upon conversion when required, we will be in default under the trust indenture by virtue of which the Notes were issued.
Furthermore, under certain circumstances and subject to regulatory approvals, the conversion rate of the Notes will be adjusted, as of the open of business on October 15, 2009, to an amount equal to a fraction whose numerator is US$1,000 and whose denominator is the adjusted average of the closing sale prices of Common Shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. No adjustment will be made if it would reduce the conversion rate otherwise in effect.
Our level of leverage may harm our financial condition and results of operations.
Our total consolidated long-term debt (including long-term accrued liabilities) as of December 31, 2007, is approximately US$36.7 million and represents approximately 90.3% of our total capitalization as of that date. As of December 31, 2007, the Notes which remain issued and outstanding had an aggregate face value of US$46.6 million.
Our level of indebtedness could have important consequences to our security holders, because:
➢	it could affect our ability to satisfy our obligations under the Notes;

➢	a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

➢	it may impair our ability to obtain additional financing in the future;

➢	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

➢	it may make us more vulnerable to downturns in our business, our industry or the economy in general.
We may incur losses associated with foreign currency fluctuations.
Effective July 1, 2007, the Corporation adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing is denominated in US dollars.

Our operations are in many instances conducted in currencies other than the US dollar (principally in Canadian dollars and Euros) and we hold cash, cash equivalents and debt in other currencies (principally in Canadian dollars), and fluctuations in the value of foreign currencies relative to the US dollar could cause us to incur currency exchange losses.
We may incur losses associated with our investment in asset-backed commercial paper.
We have pledged short-term investments to a bank as collateral for two letters of credit; the first in the amount of US$6,000,000 was issued in connection with the potentially refundable upfront payment received under the collaboration agreement with Centocor and the second in the amount of CDN$640,000 was granted in favour of a landlord in relation to the lease of a building. These investments are composed of third-party asset-backed commercial paper (“ABCP”). These investments were due to mature during the third quarter of 2007 but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. At the time these investments were acquired, the ABCP were rated R1-high by Dominion Bond Rating Service, which is the highest credit rating for this type of investment. The ABCP are currently subject to a restructuring proposal under a standstill agreement which is expected to result in the conversion of the ABCP into longer-term financial instruments with maturities corresponding to the underlying assets. A Pan-Canadian Investors Committee (the “Committee”) was established to oversee the orderly restructuring of these instruments during this standstill period. A restructuring plan was announced by the Committee on December 23, 2007, and is anticipated to be completed by the end of March, 2008. During the quarter ended December 31, 2007, we recorded a provision for losses in the amount of US$1,184,000 in respect of ABCP, reflecting our estimated reduction in the fair value of these investments as at December 31, 2007.We estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the time period over which the assets are going to generate cash flows ranging from 7 to 30 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with highly rated notes and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the outcome of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from our current best estimate. Changes in the near term could require changes in the recognized amount of these assets. We do not expect there will be a material adverse impact on our business as a result of the third party ABCP liquidity issue. During the third and fourth quarter of 2007, both letters of credit were renewed upon their respective annual expiry, with the ABCP issued as collateral.
Our largest shareholder has influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of Common Shares by such shareholders could have an impact on the market price of the Common Shares.
Picchio Pharma Inc. and its shareholders, Power Technology Investment Corporation, the FMRC Family Trust and certain persons related to such entities, including Rocabe Investments Inc., own, directly or indirectly, an aggregate of approximately 23.4% of our outstanding Common Shares. In addition, three of our currently 12 directors are nominees of Picchio Pharma Inc. Picchio Pharma Inc. has the ability to exercise some degree of influence over our business and the outcome of various corporate matters, including those requiring shareholder approval. In particular, this concentration of ownership may have the effect of delaying or deferring a change in control of us and may adversely affect the price of our Common Shares.
DIVIDENDS
We have not declared any dividends since our incorporation. Any future determination to pay dividends will remain at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our Board of Directors deems relevant.

DESCRIPTION OF CAPITAL STRUCTURE
Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”), all without nominal or par value. Excluding options issued under and outside of our Stock Option Plan, as at December 31, 2007, 48,846,595 Common Shares and no Preferred Shares were issued and outstanding. We have no current intention to issue Preferred Shares. We also have Notes and Warrants outstanding.
Common Shares. Each Common Share entitles the holder thereof to one vote at any meeting of the shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the rights of holders of the Preferred Shares, the Common Shares are entitled to receive, as and when declared by our Board of Directors, dividends in such amounts as shall be determined by our Board of Directors. The holders of Common Shares have the right, subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.
Preferred Shares. The Preferred Shares may be issued from time to time in one or more series, the terms of each series, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, to be determined at the time of creation of each such series by our Board of Directors without shareholder approval, provided that all Preferred Shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of our assets for the purpose of winding-up its affairs, pari passu among themselves and in priority to all Common Shares or shares of any class ranking junior to the Preferred Shares. Except as provided for in our articles of incorporation (as amended), the holders of Preferred Shares shall not be entitled to receive notice of meetings of our shareholders nor to attend thereat and shall not be entitled to vote at any such meeting.
2006 Notes. The 2006 Notes bear interest at a rate of 6% per annum and are payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2007. The 2006 Notes are convertible into Common Shares based on an initial conversion rate of 50.7181 shares per US$1.00 principal amount of 2006 Notes (US$19.72/Common Share) which represents a conversion premium of 20% over our share price at date of issuance.
The 2006 Notes are convertible, at the option of the holder under the following conditions:
➢	after December 31, 2006, if the closing sale price of our Common Shares for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

➢	during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per US$1.00 principal amount of 2006 Notes was equal to or less than 97% of the average conversion value of the 2006 Notes;

➢	if we make certain distributions on our Common Shares or engages in certain transactions; and

➢	at any time from, and including October 15, 2009 to November 15, 2009, from October 15, 2011 to November 15, 2011 and at any time on or after November 15, 2021.
On October 15, 2009, the conversion rate of the 2006 Notes will be adjusted to an amount equal to a fraction whose numerator is US$1.00 and whose denominator is the average of the closing sale prices of the Common Shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009.

On or after November 15, 2011, we may redeem the 2006 Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the 2006 Notes, plus any accrued and unpaid interest. On November 15, 2011, November 15, 2016 and November 15, 2021, holders of 2006 Notes may require that we purchase all or a portion of their 2006 Notes at a purchase price in cash equal to 100% of the principal amount of the 2006 Notes to be purchased, plus any accrued and unpaid interest.
We may, at our discretion, elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof.
2007 Notes and Warrants. The 2007 Notes are composed of senior convertible notes (the “Senior Convertible Notes”) and junior convertible notes (the “Junior Convertible Notes”). We also issued warrants (the “Warrants”) to purchasers of 2007 Notes. All Junior Convertible Notes have been converted, at our election, into Common Shares.
The Senior Convertible Notes mature on May 3, 2027, subject to earlier repurchase, redemption or conversion. Interest on the Senior Convertible Notes started accruing on May 2, 2007, and is payable semi-annually in cash until maturity, beginning on November 15, 2007.
The Senior Convertible Notes have a conversion price equal to the lesser of US$12.68 or the arithmetic average of the five-day volume-weighted average trading price of the Common Shares immediately preceding any conversion, subject to a minimum conversion price of US$6.00 and a maximum conversion price of US$12.68.
The conversion price of the Senior Convertible Notes may be adjusted to be a fixed price equal to 100% of the arithmetic average of the daily volume-weighted average price of the Common Shares on each trading day ending on the 20th trading day following the adjustment date. The conversion price may be settled in cash or Common Shares at our option, effectively subject to a maximum amount of 24.9% of the issued and outstanding shares of the Company as of April 27, 2007, unless shareholder approval is subsequently obtained in order to issue a greater amount. Subject to a minimum conversion price of US$6.00, if we elect not to issue shares to an investor upon conversion of the Senior Convertible Notes, we will make a cash payment to the holders for the differential based on the arithmetic average of the five-day volume-weighted average price for the Common Shares preceding the date of the relevant conversion.
The Senior Convertible Notes include anti-dilution provisions customary for instruments of this nature, certain of which are subject to TSX and shareholder approval.
The Senior Convertible Notes are be subject to early redemption, at our election for the principal amount plus accrued and unpaid interest, provided that the market price for the Common Shares at the time of the redemption has been greater than 175% of the maximum conversion price of the Senior Convertible Notes for each of the immediately preceding 10 consecutive trading days. Redemption may be settled at our option in cash or Common Shares. In the event of a change of control prior to maturity of the Senior Convertible Notes, we are required to offer to redeem the Senior Convertible Notes in which case the Senior Convertible Notes may, at the option of the holders, be redeemed for the principal amount thereof plus any accrued but unpaid interest, plus the interest to which the investors would have otherwise been entitled at the maturity date of the Senior Convertible Notes and additional compensation to make the investors whole for the loss of their ability to exercise the Warrants.
The Warrants entitle the holders thereof to purchase up to an aggregate of 2,250,645 Common Shares at an initial exercise price of US$12.68 per Common Share for a period beginning November 2, 2007, and ending on May 2, 2012.
The exercise price and/or the number of Common Shares underlying the Warrants are subject to adjustment in certain circumstances, including where: (i) we issue Common Shares at a price per share less than the exercise price for the Warrants (other than pursuant to the 2007 Notes); (ii) we grant options or issue convertible securities where the exercise of such options or conversion of such securities could result in the issuance of Common Shares at a price per share less than the exercise price of the Warrants (other than pursuant to the 2007 Notes); (iii) the purchase price under any options, the additional consideration payable upon the issue, conversion, exercise or exchange of any convertible securities or the rate at which any convertible securities are convertible shall decrease; (iv) we subdivide one or more classes of its outstanding Common Shares, whether by share split, share dividend, recapitalization or otherwise; (v) we declare a dividend or make certain other distributions, by way of a return of capital or otherwise; or (vi) in certain cases, upon the consolidation, merger, sale of all or substantially all assets, reorganization or recapitalization or a change of control. Certain of such adjustments require the prior approval of our shareholders and of the TSX.
MARKET FOR SECURITIES
Our Common Shares are quoted on NASDAQ (NRMX) and listed and posted for trading on the TSX (NRM). The following table sets forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of our Common Shares on NASDAQ and the TSX.

	NASDAQ (US$)			TSX (CDN$)
Period	High	Low	Volume	High	Low	Volume
January 2007	22.08	14.83	15,174,185	26.00	17.50	3,548,907
February 2007	18.10	14.25	17,461,164	21.22	16.64	3,453,268
March 2007	16.19	13.52	27,831,561	18.9	15.85	3,552,109
April 2007	16.48	11.18	52,297,469	18.92	12.65	7,944,356
May 2007	11.80	5.72	62,278,374	13.00	6.22	11,364,182
June 2007	7.85	5.60	64,936,513	8.29	5.95	9,491,649
July 2007	7.51	4.83	31,793,903	7.94	5.05	4,859,618
August 2007	7.51	2.12	27,956,606	7.92	2.25	7,977,976
September 2007	3.22	2.43	8,521,639	3.36	2.55	4,117,948
October 2007	4.82	2.55	12,582,677	4.72	2.51	5,412,003
November 2007	4.05	3.00	5,186,242	3.93	2.91	3,266,229
December 2007	3.15	1.61	4,835,289	3.15	1.64	3,237,810
DIRECTORS AND OFFICERS
The following table lists our directors and executive officers, as at March 1, 2008. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Corporation scheduled for April, 15, 2008.

				Period
				during
	Age			which
Name and Municipality	(at March 11,			served as a
of Residence	2008)	Principal Occupation	Office	Director
Dr. Francesco Bellini, O.C.(1), (2) Calgary, Alberta, Canada	60	Chairman, President and Chief Executive Officer of the Corporation(3)	Chairman, President and Chief Executive Officer	2002-2008

Mr. John Bernbach(7) New York, New York, United States	64	President of NTM (Not Traditional Media) Inc. (a marketing advisory company)(5)	Director	2007-2008

Dr. Colin Bier(6) Montreal, Quebec, Canada	62	Consultant	Director	1996-2008

Jean-Guy Desjardins(2), (6) Montreal, Quebec, Canada	63	President and Chief Executive Officer, Centria Inc. (a holding company)	Director	2004-2008

				Period
				during
	Age			which
Name and Municipality	(at March 11,			served as a
of Residence	2008)	Principal Occupation	Office	Director
André R. Desmarais(2), (4) Montreal, Quebec, Canada	51	Co-Chief Executive Officer, Power Corporation of Canada (a diversified management and holding company)	Director	2006-2008

Neil Flanzraich(2), (7), (8) Miami, Florida, United States	64	Consultant	Director	2006-2008

Peter Kruyt(4) Montreal, Quebec, Canada	52	President, Power Technology Investment Corporation (a technology holding company)	Director	2002-2008

François Legault(4) Montreal, Quebec, Canada	51	President and Chief Operating Officer, ViroChem Pharma Inc. (a biopharmaceutical company)	Director	2004-2008

John Molloy(4) Kingston, Ontario, Canada	54	President and Chief Executive Officer, PARTEQ Research and Development Innovations, Queen’s University (a university technology transfer organization)	Director	1994-2008

Calin Rovinescu(2), (7) Montreal, Quebec, Canada	52	Senior Principal of Genuity Capital Markets (an independent investment dealer) (9)	Director	2006-2008

Graeme K. Rutledge(6) Perth, Ontario, Canada	66	Consultant	Director	2003-2008

Dr. Emil Skamene(7) Montreal, Quebec, Canada	66	Professor of Medicine and Director, Centre for the Study of Host Resistance, McGill University	Director	2002-2008

Mariano Rodriguez Montreal, Quebec, Canada	38	Vice President, Finance and Chief Financial Officer(10)	Vice President, Finance and Chief Financial Officer	—

Dr. Denis Garceau Montreal, Quebec, Canada	51	Senior Vice President, Drug Development	Senior Vice President, Drug Development	—

Dr. Daniel Delorme Montreal, Quebec, Canada	50	Vice President, Research(11)	Vice President, Research	—

Dr. Lise Hébert Montreal, Quebec, Canada	46	Vice President, Corporate Communications	Vice President, Corporate Communications	—

Dr. Shona McDiarmid Montreal, Quebec, Canada	53	Vice President, Intellectual Property(12)	Vice President, Intellectual Property	—

				Period
				during
	Age			which
Name and Municipality	(at March 11,			served as a
of Residence	2008)	Principal Occupation	Office	Director
Judith Paquin Montreal, Quebec, Canada	40	Vice President, Human Resources(13)	Vice President, Human Resources	—

David Skinner Montreal, Quebec, Canada	43	Vice-President, General Counsel and Corporate Secretary(14)	Vice-President, General Counsel and Corporate Secretary	—

Gary Schmid Montreal, Quebec, Canada	49	President and Chief Executive Officer of OVOS Natural Health Inc.(15)	President and Chief Executive Officer of OVOS Natural Health Inc.	___

Laurent Choppe Pully, Switzerland	45	General Manager of Neurochem (International) Limited (16)	General Manager of Neurochem (International) Limited	—
NOTES:

(1)	Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. Picchio Pharma’s right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to them concurrently). Dr. Bellini and Messrs. Kruyt and Legault are the current nominees of Picchio Pharma.

(2)	Member of the Executive Committee.

(3)	Prior to his appointment as Chief Executive Officer of the Corporation on December 11, 2002, Dr. Bellini’s principal occupation was Chairman of Picchio Pharma, a biopharmaceutical investment company, a position he continues to hold. Prior to 2001, Dr. Bellini was Chairman and Chief Executive Officer of BioChem Pharma Inc., a specialty biopharmaceutical company which he co-founded in 1986 (now a member of the Shire plc group of companies).

(4)	Member of the Nominating and Corporate Governance Committee.

(5)	Between August 2000 and June 2003, Mr. Berbach was a partner at Barnet-Bernbach-Carduner LLC, a venture capital company.

(6)	Member of the Audit Committee.

(7)	Member of the Compensation Committee.

(8)	Mr. Flanzraich is the Lead Director of the Corporation.

(9)	Mr. Rovinescu served as Executive Vice-President of Air Canada between April 2000 and April 2004, in addition to serving as its Chief Restructuring Officer from April, 2003.

(10)	Prior to 2004, Mr. Rodriguez was Vice President, Finance and Chief Financial Officer of Galileo Genomics Inc., a biopharmaceutical company.

(11)	Prior to 2005, Dr. Delorme served between 2003 and 2005 as Vice President, Research and Development, at the Canadian biopharmaceutical company Phagetech Inc. and from 1998 to 2003, Dr. Delorme was Vice President Medicinal Chemistry at Methylgene Inc.

(12)	Prior to 2005, Dr. McDiarmid served as Vice President of Global Intellectual Property for the Shire Pharmaceuticals Group.

(13)	Prior to January 2004, Ms. Paquin was Vice President, Human Resources of Schering Canada Inc., a biopharmaceutical company.

(14)	Prior to April 2003, Mr. Skinner served as Commercial Counsel and Deputy to the Director of Commercial and Legal Affairs in the London, England, office of Antfactory Limited, a global venture capital firm.

(15)	Prior to February 2008, Mr. Schmid was President and Chief Executive Officer of Santé Naturelle A.G. Ltd. since November 2006. Mr. Schmid was Chief Operating Officer of Santé Naturelle A.G. Ltd. between May 2006 and November 2006. Between 1999 and January 2006, Mr. Schmid held various positions at Abbott Laboratories, including in its nutraceutical division.

(16)	Prior to July 2004, Mr. Choppe was Vice President, Virology-Oncology-Cardiology at Schering Canada Inc.
In our Management Proxy Circular dated March 12, 2008, all of the above listed directors were nominated by management for re-election as directors except for Mr. Desjardins.

As of March 11, 2008, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 1,365,491 of the Common Shares outstanding.1
The following is a description of the current committees of the Board:
Committees of the Board
Executive Committee
The Board has established an Executive Committee, whose mandate includes assisting the Board in responding to matters, including (but not limited to) reviewing and approving matters on behalf of the Board, when (i) it is impractical to call a full Board meeting in a timely fashion, (ii) specific transactions or actions have previously been approved in principle by the full Board and subsequently require a specific resolution for formal approval, or (iii) management requires timely input from the Board on particular matters, whether of an operational or other nature.
The Executive Committee has been delegated all powers of the Board in respect of the business and affairs of the Corporation, during the intervals between meetings of the Board, except for those powers which, under the laws governing the Corporation, or the by-laws of the Corporation, may not be exercised by such a committee, in all cases in which specific directions shall not previously have been given by the Board. In delegating to the Executive Committee authority to act between meetings of the Board, the Board recognizes the need for flexibility for the Executive Committee to act on matters where action may be necessary between Board meetings and the calling of a special Board meeting is not warranted. The current members of the Executive Committee are Dr. Francesco Bellini (Chair), Mr. Jean-Guy Desjardins, Mr. André R. Desmarais, Mr. Neil Flanzraich and Mr. Calin Rovinescu.
Audit Committee
The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Corporation’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they may relate to matters of financial reporting, (iii) the independent auditors’ qualifications, independence and performance, and (iv) the performance of the Corporation’s internal audit function (if any). The current members of the Audit Committee are Mr. Graeme K. Rutledge (Chair), Dr. Colin Bier and Mr. Jean-Guy Desjardins.
Compensation Committee
The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation’s employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans and overseeing succession planning. The Compensation Committee is also responsible for reviewing an annual report on executive compensation for purposes of disclosure to shareholders. That report can be found above under the heading “Report on Executive Compensation” in our management proxy circular for meeting to be held on April 15, 2008. The current members of the Compensation Committee are Mr. Calin Rovinescu (Chair), Mr. John Bernbach, Mr. Neil Flanzraich and Dr. Emil Skamene.

[1]	Included in this amount are 178,541 Common Shares owned directly by Dr. Bellini as well as the 250,000 Common Shares owned by FMRC, a trust of which Dr. Bellini is a beneficiary.

Nominating and Corporate Governance Committee
The mandate of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation’s system of corporate governance, before such disclosure is submitted to the Board for its approval. The Nominating and Corporate Governance Committee is responsible for the review and periodic update of the Corporation’s corporate governance mandates, charters, policies and procedures, including its Code of Ethics which governs the conduct of the Corporation’s directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. Finally, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating and Corporate Governance Committee are Mr. Peter Kruyt (Chair), Mr. André Desmarais, Mr. François Legault and Mr. John Molloy.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
From time to time during the normal course of business, we become party to legal proceedings. At the date hereof, we are not a party to proceedings that alone or in aggregate represent claims that could, in the judgment of management, be material to us on a consolidated basis. In addition, during the year ended December 31, 2007, we were not subject to: any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; any penalties or sanctions imposed by a court or regulatory body that would be considered important by a reasonable investor; or any settlement agreements relating to securities legislation or with a securities regulatory authority.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Management Services Agreement
On March 1, 2003, we entered into a management services agreement (the “Management Services Agreement”) with Picchio International Inc. (“Picchio International”) into which Picchio Pharma intervened (Picchio Pharma and Picchio International are sometimes referred to collectively in this annual information form as the “Picchio Group”). All of the shares of Picchio International are owned by Dr. Francesco Bellini, O.C., and his spouse. The Management Services Agreement was amended as of the 30th day of October, 2003 to permit the grant of performance based fees at the discretion of the Board. The Management Services Agreement has been renewed for one year and currently runs until November 30, 2008.
The Management Services Agreement provides that Picchio International shall provide to the Corporation the services of Dr. Francesco Bellini as Chief Executive Officer of the Corporation and provide the services of other members of the Picchio Group. Under the agreement, the Picchio Group is currently providing, and will continue to provide, on-going regular consulting, advisory and administrative services, including consulting on research and development activities, clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and investor relations.
In consideration of the services rendered under the Management Services Agreement, Picchio International receives a monthly fee of CDN$208,114 (the monthly fee as at January 1, 2008. The Management Services Agreement provides that this fee shall be adjusted on a yearly basis, with the approval of the Compensation Committee, to take increases in the consumer price index for Montreal into account). However, by the agreement of the parties to the Management Services Agreement, the increase effective January 1, 2008, was waived and so the monthly fee for 2008 is the same as the monthly fee as at January 2007. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini and the Picchio Group relating to the services provided pursuant to such agreement. Under the Management Services Agreement, during the fiscal periods ended December 31, 2007, 2006 and 2005, Picchio International received aggregate amounts of CDN$2,497,368, CDN$2,453,688 and CDN$2,400,000, respectively. The Management Services Agreement also provides for the payment, from time to time, to Picchio International of a discretionary amount as a performance based fee for services rendered. The amount of such performance based fee, if any, will be determined by the Board at its sole discretion. Each party has the right to terminate the Management Services Agreement at any time upon sending a written prior notice of 180 days. The Management Services Agreement provides that it shall be automatically renewed for successive one year terms unless either party sends a prior written notice of non-renewal to the other party at least 90 days prior to the then current termination date. On February 20, 2008, the Board approved the grant of 850,000 options to Picchio International as an incentive to continue to provide the services of Dr. Bellini as our Chief Executive Officer and in order to oversee our new strategic direction.
The Management Services Agreement provides that the Picchio Group shall not, without the Corporation’s written consent, during the term of such agreement and for the 24 months following the termination of the Management Services Agreement, carry on or be engaged in any business which is the same or similar to or in competition in any material way with any of the businesses which the Corporation now or which the Corporation shall, during the term of such agreement, carry on anywhere in the world. The Picchio Group also agreed not to hire any of the Corporation’s employees during the term of the Management Services Agreement and for the twelve months following its expiration.
Performance Target Agreement
Pursuant to an agreement between Neurochem and Dr. Francesco Bellini dated December 1, 2004, (the “Performance Target Agreement”), Neurochem agreed to issue up to 220,000 Common Shares to Dr. Bellini in consideration of his services and subject to the accomplishment of certain performance targets. In particular, we agreed to issue 60,000 Common Shares to Dr. Bellini upon execution of the Performance Target Agreement, 55,000 Common Shares upon the execution of a collaboration agreement in respect of tramiprosate (ALZHEMED™) and/or its back-up and/or next generator molecules, 55,000 Common Shares upon the execution of a collaboration agreement in respect of eprodisate (KIACTA™), 25,000 Common Shares upon the completion of a third-party equity and/or debt financing and 25,000 Common Shares upon the restructuring of the Corporation’s management structure, including formalizing a succession plan. The issuance of the shares pursuant to the Performance Target Agreement was approved by the shareholders of the Corporation and regulators in 2005 and provides that the Corporation may, at its option, purchase Common Shares in the open market to satisfy its obligations under the Performance Target Agreement. Dr. Bellini has met the performance targets in respect of the eprodisate (KIACTA™) transaction and in respect of the financing.
If Dr. Bellini ceases to be an officer and director of the Corporation and no longer provides us with management services, directly or through a formal agreement such as the Management Services Agreement described herein, for any reason other than termination without cause or death or incapacity, all rights granted under the Performance Target Agreement shall be immediately forfeited as of the first date on which Dr. Bellini is no longer an officer, director or management service provider and Dr. Bellini shall not be entitled to receive any Common Shares pursuant to the Performance Target Agreement. In the event of the death or incapacity of Dr. Bellini or termination of such management services without cause, Dr. Bellini or his heirs or other legal representatives, as the case may be, shall be entitled to receive, within 90 days of the death, determination of incapacity or termination, the Common Shares which are issuable or deliverable, as the case may be, by Neurochem upon the execution of the Performance Target Agreement and in respect of which the relevant performance target has been achieved.
All rights, and the payment obligations relating thereto, are for the benefit of Dr. Bellini or, in the event of his death, his heirs or other legal representatives. Dr. Bellini shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, any such rights and they shall not be subject to execution, attachment or similar process.

Lease with a Related Party
In April 2005, the Corporation entered into a lease agreement with a company in which Picchio Pharma has an equity interest. The lease is for a three-year period ending April 2008, with a gross rent of approximately CDN$960,000 per year. During 2007, the term of the lease agreement was extended to April 2011, with a gross rent of approximately CDN$968,000 per year. In connection with the sale-leaseback transaction of November 2005 for its Laval facilities, the Corporation provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the original three-year period referred to above.
AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Graeme K. Rutledge is an audit committee financial expert.
AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES
Charter of the Audit Committee
The Charter of the Audit Committee is attached hereto as Schedule A.
Composition of the Audit Committee
Until the next annual meeting of shareholders of the Corporation scheduled for April 15, 2008, the Audit Committee is composed of Mr. Graeme K. Rutledge (Chair), Dr. Colin Bier and Mr. Jean-Guy Desjardins. Each of the members of the Audit Committee is financially literate and independent.
Relevant Education and Experience
Up to 2002, Mr. Rutledge, a chartered accountant, was a senior partner at Deloitte & Touche, LLP, Canada, a global accounting firm. Since 1990, Dr. Colin Bier has been a consultant toxicologist, as well as managing and scientific director of ABA BioResearch, an independent bioregulatory consulting company. Dr. Bier has extensive management experience in the biomedical sector, having held senior scientific and executive management positions in the contract research industry. Mr. Jean-Guy Desjardins is the President and Chief Executive Officer of Centria Inc., has 30 years of investment expertise, holds a Masters in Business Administration degree and is a Certified Financial Analyst.
As such, all members of the Corporation’s Audit Committee understand the accounting principles the Corporation uses to prepare its financial statements and have the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. Mr. Rutledge, specifically, has experience in preparing, auditing, analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements. Mr. Rutledge has significant experience in preparing such audits and supervising persons engaged in such activities.
Mr. Rutledge, Dr. Bier and Mr. Desjardins have an understanding of internal controls and procedures for financial reporting.
External Auditor Services Fees
The Corporation has paid KPMG LLP (“KPMG”), its external auditors, the following fees in each of the last two fiscal periods.

Annual Audit and Interim Financial Statements review fees
The following sets forth the aggregate fees for each of the last two fiscal periods for professional fees to KPMG for the audit of the annual financial statements and, in 2007, audit of internal controls over financial reporting, or for services normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal periods.

Fiscal year ended December 31, 2007	CDN$231,000
Fiscal year ended December 31, 2006	CDN$158,500
Audit-Related Fees
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal periods for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended December 31, 2007
Short form base shelf prospectus and related prospectus supplement	CDN$52,500
Sundry consultations	CDN$15,575
Translation services	CDN$8,305

Fiscal year ended December 31, 2006
Public offering	CDN$74,000
Sundry consultations	CDN$47,500
Translation services	CDN$18,800
Tax Fees
The following sets forth the aggregate fees in each of last two fiscal periods for professional services rendered by KPMG for tax compliance, tax advice and tax planning:

Fiscal year ended December 31, 2007	CDN$15,000
Fiscal year ended December 31, 2006	CDN$20,940
All Other Fees
The following sets forth the aggregate fees in each of the last two fiscal periods for products and services provided by the principal accountant not described above:

Fiscal year ended December 31, 2007	None
Fiscal year ended December 31, 2006	None
Our Audit Committee pre-approves every significant engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the Audit Committee.

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc. is the Canadian transfer agent and registrar for our Common Shares and Computershare Trust Company, Inc. is the US transfer agent and registrar for our Common Shares.
INTEREST OF EXPERTS
KPMG has audited our consolidated balance sheets as at December 31, 2007 and 2006, and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2007, December 31, 2006, and December 31, 2005, and for the period from inception (June 17, 1993) to December 31, 2007. KPMG are independent in accordance with the Code of Ethics of l’Ordre des Comptables Agréés du Québec.
ADDITIONAL INFORMATION
Additional information regarding Neurochem may be found on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in our information circular for our most recent meeting of shareholders that involved the election of directors. Additional financial information is provided in our comparative financial statements for the most recently completed financial year.

Schedule A
NEUROCHEM INC.
AUDIT COMMITTEE CHARTER
ESTABLISHMENT OF COMMITTEE
     The establishment of the Audit Committee of the Board of Directors of the Neurochem Inc. (the “Corporation”) is hereby confirmed with the purpose, constitution and responsibilities described below.
THE PURPOSE OF THE AUDIT COMMITTEE
     The purpose of the Audit Committee is to assist the Board of Directors in its oversight of (i) the integrity of the Corporation’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Corporation’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they relate to matters of financial reporting, (iii) the independent auditor’s qualifications, independence and performance and (iv) the performance of the Corporation’s internal audit function (if any). Management is responsible for (a) the preparation, presentation and integrity of the Corporation’s financial statements, (b) accounting and financial reporting principles and (c) the Corporation’s internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. The Corporation’s independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.
     The Audit Committee members are not necessarily professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditor. The Audit Committee is not expected to certify that the independent auditor is “independent” under applicable rules. The Audit Committee serves a Board level oversight role where it oversees the relationship with the independent auditor, as set forth in this charter, and provides advice, counsel and general direction, as it deems appropriate, to management and the independent auditor on the basis of the information it receives, discussions with the auditor and the experience of the Audit Committee’s members in business, financial and accounting matters.
MEMBERSHIP
     The Committee shall consist of no fewer than three members of the Board of Directors, all of whom shall be appointed by the Board. Except as otherwise permitted by applicable law and the rules of the relevant regulatory authorities and stock exchanges, the members of the Committee shall meet the independence and financial literacy requirements of The NASDAQ Stock Market, Inc. (“NASDAQ”) and applicable law and no Committee member may have participated in the preparation of the financial statements of the Corporation or any of its subsidiaries at any time in the previous three years. Appointment to the Committee, and the designation of any Committee members as “audit committee financial experts”, shall be made on an annual basis by the full Board upon recommendation of the Nominating and Corporate Governance Committee.
COMPENSATION OF COMMITTEE MEMBERS
     No member of the Committee may receive any compensation from the Corporation other than (i) director’s fees, which may be received in cash, common stock, equity-based awards or other in-kind consideration ordinarily available to directors, (ii) a pension or other deferred compensation for prior service that is not contingent on future

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service, and (iii) any other regular benefits that directors of peer companies may receive, all as determined from time to time by the Compensation Committee and the Board of Directors.
COMMITTEE STRUCTURE AND OPERATIONS
     The Board shall designate one member of the Committee as its chairperson. The Committee shall meet at least once during each fiscal quarter, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.
     The Audit Committee shall meet at such times and places as it shall determine. The Committee may invite such members of management, the independent auditor and other persons to its meetings as it may deem desirable or appropriate. Periodically, the Audit Committee shall meet in executive session with the independent auditor, the internal auditor, if any, and management. The Chairman of the Audit Committee shall report on Audit Committee activities to the full Board of Directors.
RESPONSIBILITIES
     The Audit Committee:
•	is directly responsible for the appointment (and recommends to the Corporation’s Board of Directors and shareholders the appointment/ratification of the appointment of) and replacement, compensation and oversight of the work of the Corporation’s independent auditor; the independent auditor shall report directly to the Audit Committee.

•	reviews and discusses the written statement from the independent auditor concerning any relationship between the independent auditor and the Corporation or any other relationships that may adversely affect the independence of the auditor, and, based on such review, assesses the independence of the auditor.

•	reviews and evaluates the qualifications, performance and independence of the independent auditor.

•	establishes policies and procedures for the review and pre-approval by the Committee of all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor, with exceptions provided for de minimis amounts under certain circumstances as described by law.

•	reviews and discusses with the independent auditor: (a) its audit plans and audit procedures, including the scope, fees and timing of the audit, (b) the results of the annual audit examination and accompanying management letters and (c) the results of the independent auditor’s procedures with respect to interim audit periods.

•	reviews and discusses reports from the independent auditor on (a) all critical accounting policies and practices used by the Corporation, (b) alternative accounting treatments within generally accepted accounting principles related to material items that have been discussed with management, including the ramifications of the use of the alternative treatments and the treatment preferred by the independent auditor and (c) other material written communications between the independent auditor and management.

•	reviews with the independent auditor its judgment as to the quality, not just the acceptability, of the Corporation’s accounting principles and such matters as are required to be discussed with the Committee under generally accepted auditing standards.

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•	discusses and reviews with management and the independent auditor quarterly financial statements, the year-end audited financial statements, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and related press releases, and recommends them for approval to the Board of Directors and, more specifically, that the audited financial statements be included in the annual report to shareholders, the Annual Information Form (in Canada) and the Annual Report on the US Securities and Exchange Commission (“SEC”) Form 40-F (or other relevant SEC Form) for the financial year.

•	reviews and discusses with management the Corporation’s principal risks affecting financial reporting and the steps management has taken to monitor and control such risks.

•	reviews and has prior-approval authority for related-party transactions (as defined in the relevant NASDAQ requirements).

•	reviews and discusses with management, the independent auditor, the Chief Financial Officer and the internal auditor, if any: (a) the adequacy and effectiveness of the Corporation’s internal controls (including any significant deficiencies or material weaknesses and significant changes in internal controls reported to the Committee by the independent auditor or management), (b) the Corporation’s internal audit procedures, where applicable, and (c) the adequacy and effectiveness of the Corporation’s disclosures controls and procedures, and management reports thereon.

•	reviews and concurs in the appointment, replacement, reassignment or dismissal of the internal auditor, if any.

•	establishes procedures for the receipt, retention and treatment by the Corporation of complaints regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	establishes policies for the hiring of employees and former employees of the independent auditor.

•	when appropriate, designates one or more of its members to perform certain of its duties on its behalf, subject to such reporting to or ratification by the Committee as the Committee shall direct.
PERFORMANCE EVALUATION
     The Audit Committee will engage in an annual self-assessment with the goal of continuing improvement, and will annually review and reassess the adequacy of its charter, and recommend any changes to the full Board of Directors.
RESOURCES AVAILABLE TO THE COMMITTEE
     The Audit Committee shall have the authority to engage independent legal, accounting and other advisers, as it determines necessary to carry out its duties. The Audit Committee shall have sole authority to approve related fees and retention terms.
DIRECT COMMUNICATION WITH THE COMMITTEE
     The Chairman of the Audit Committee is to be contacted directly by the Chief Financial Officer, the internal auditor, if any, or the independent auditor: (1) to review items of a sensitive nature that can impact the accuracy of financial reporting, or (2) to discuss significant issues relative to the overall Board of Directors’ responsibility that have been communicated to management but, in their judgment, may warrant follow-up by the Audit Committee.

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